Mail Stop 4561

						July 26, 2006

Javed Mawji
Chief Executive Officer
First Source Data, Inc.
155 Dalhousie St., Suite 1111
Toronto, Ontario
CANADA M5B 2P7

	Re: 	First Source Data, Inc.
		Amendment No. 2 to Registration Statement on Form SB-2
		Filed on June 28, 2006
		File No. 333-131621

Dear Mr. Mawji:

      We have reviewed your amended filing and have the following comments.

General

1. We reissue prior comment 1 of our initial letter dated May 18,
2006.   Rule 310 of Regulation S-T requires that your amended
filings
include a copy marked to show where changes were made. To date, we have not received marked copies of your filings. Please advise.

Cover Page

2. Please refer to prior comments 5 and 6 of our letter dated May
18,
2006 as well as prior comment 3 of our initial letter dated March
2,
2006. We note that you have removed from the cover page the price range of between $0.10 and $0.40 per share and have replaced it with a statement that selling shareholders "will sell shares of our common
stock at prevailing market prices or privately negotiated prices." We reissue prior comment 3 in our initial letter dated March 2, 2006.
Because there is no existing market for your securities, it is not appropriate to state that the selling stockholders will sell shares
"at prevailing market prices . . . ."  As we indicated previously,
Schedule A of the Securities Act and Item 501(a)(9)(iv) of
Regulation
S-B require that you indicate a price, price range or method to be used to calculate the price. Please revise the cover page to disclose a price, a price range or a process by which the pricing will be set. Because you state that you intend to seek quotation on the OTC Bulletin Board, you may add cover page language saying:
"The
selling shareholders will sell at a price of $X (or a range) per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." Please revise accordingly.

3. Ensure that your disclosure in the section titled Determination of
Offering Price is consistent with the disclosure on the cover page and with prior comments 5 and 6, which relate to that section. This section should begin with a discussion of how you determined the price or price range stated on the cover page. Also, in setting the price or price range, please revise the discussion in the last paragraph of this section for consistency.

Competition, page 22

4. The revised disclosure appears to refer to an inception date of June 27, 2006. Please revise to clarify the reference to June 27, 2006.

Exhibits

5. Although your amended filing lists the Form of Share
Subscription
Agreement entered into with each of the selling shareholders as having been filed with the amendment as Exhibit 10.11, we were unable to locate the exhibit itself. Please advise.

6. Please refer to prior comment 15 of our letter dated May 18, 2006.
We note your response that you do not have a written agreement with either of Messrs. Lavallee or Diatchine, both of whom are listed in the selling shareholder table, but that you "retained their services by oral communication." To the extent the oral communication constituted an oral contract or arrangement, you should summarize the arrangement in a writing and file the written description of the arrangement as an exhibit to the registration statement. See the Corporation Finance Manual of Publicly Available Telephone Interpretations I.85., available on our website.

7. With regard to Mr. Diatchine, we note your response that he provided services "during the initial stages of the Company." If you had an oral contract or arrangement with Mr. Diatchine that was entered into within two years prior to the filing of the initial registration statement, a written description of that arrangement should also be filed. See Item 601(b)(10) of Regulation S-B.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Brad Skinner, Accounting Branch Chief, at
202-
551-3489 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to
Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

cc:  	Via facsimile:  604-687-6314
		Amy M. Trombly, Esq.
		Trombly Business Law


Javed Mawji
First Source Data, Inc.
July 26, 2006
Page 3